UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2008

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

For Immediate Release:	January 31, 2008

Consolidated Financial Information for the Third Quarter of Fiscal 2007 <under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan): URL: Address:	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section) http://www.mizuho-fg.co.jp/english/ 5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan

Representative: Name:	Terunobu Maeda
Title:	President & CEO
For Inquiry: Name:	Mamoru Kishida
Title:	General Manager, Accounting
Phone:	81-3-5224-2030

Amounts less than one million yen and one decimal place are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2007 (for the nine months ended December 31, 2007)

(1) Consolidated Results of Operations

(%: Changes from corresponding period of previous fiscal year)

	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
3Q F2007	3,428,422	19.8	490,989	(33.9)	393,028	(32.2)	34,149.27	31,154.71
3Q F2006	2,861,519	10.8	743,087	(0.3)	579,967	(0.2)	49,662.96	45,643.70

(Reference) Fiscal 2006	4,099,654		748,170		620,965		51,474.49	48,803.07

Notes:	1.	Equity in Income from Investments in Affiliates :
		3Q F2007 ¥8,442 million, 3Q F2006 ¥6,772 million, Fiscal 2006 ¥9,324 million

	2.	Average outstanding shares of common stock (consolidated basis) :
		3Q F2007 11,509,143 shares, 3Q F2006 11,607,650 shares, Fiscal 2006 11,607,550 shares

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
3Q F2007	155,747,871	6,126,135	2.9	313,090.94
3Q F2006	151,853,501	5,942,522	3.0	309,213.45

(Reference) Fiscal 2006	149,880,031	6,724,408	3.2	336,937.64

Notes:	1.	Outstanding shares of common stock (consolidated basis):
		As of December 31, 2007 11,391,693 shares, As of December 31, 2006 11,607,320 shares,
		As of March 31, 2007 11,607,155 shares

	2.	Own Capital:
		As of December 31, 2007 ¥4,547,066 million, As of December 31, 2006 ¥4,569,569 million,
		As of March 31, 2007 ¥4,911,293 million

	3.	Own Capital Ratio is calculated as follows: (Total Net Assets - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter	Interim period-end	Third Quarter	Fiscal year-end	Annual
	¥	¥	¥	¥	¥
Fiscal 2006	—	—	—	7,000	7,000
Fiscal 2007	—	—	—
Fiscal 2007 (estimate)				10,000	10,000

Mizuho Financial Group, Inc.

3. Earnings Estimates for Fiscal 2007 (for the fiscal year ending March 31, 2008)

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2007	4,800,000	17.0	630,000	(15.7)	480,000	(22.7)	40,072.58

MHFG hereby revises its consolidated earnings estimates for fiscal 2007, which were announced on November 14, 2007. Please refer to “ (3) Earnings Estimates” on page 1-3 in this “ Consolidated Financial Information for the Third Quarter of Fiscal 2007” and “ Summary Results for the Third Quarter of Fiscal 2007” for the information regarding revised consolidated earnings estimates.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation):                No

(2) Adoption of Simplified Accounting Methods:                Yes

Please refer to “Others 1” on page 1-4 for details.

(3) Changes in Accounting Methods and Presentation of Consolidated Financial Statements since the Most Recent Fiscal Year:                Yes

Please refer to “Others 3” on page 1-4 for details.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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Mizuho Financial Group, Inc.

CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(Please refer to Summary Results for the Third Quarter of Fiscal 2007 on page 2-1 for more information)

(1) Results of Operations

Consolidated Gross Profits for the third quarter of fiscal 2007 came to ¥1,291.3 billion, decreasing by ¥204.2 billion from the corresponding period of the previous fiscal year.

This is because Mizuho Securities(consolidated basis) recorded a significant decline of its profitability, suffering from the dislocation in the global financial markets which stemmed from the US subprime loan issues, and other factors, while the income of the banking subsidiaries is increasing with the substantial increase from Customer Groups, particularly that in net interest income from deposit and loan business, and strong market-related income.

General and Administrative Expenses amounted to ¥837.6 billion, increasing by ¥37.3 billion from the corresponding period of the previous fiscal year. This resulted from the strategic allocation of management resources aimed at increasing top-line profits.

Credit-related Costs including Expenses related to Portfolio Problems reverted to a net provision of ¥107.7 billion, increasing by ¥164.7 billion from a net reversal in the corresponding period of the previous fiscal year.

After reflecting the above, Net Income amounted to ¥393.0 billion, decreasing by ¥186.9 billion from the corresponding period of the previous fiscal year.

(2) Financial Conditions

Total Assets as of December 31, 2007 amounted to ¥155,747.8 billion, increasing by ¥3,894.3 billion from the end of the corresponding period of the previous fiscal year.

Net Assets amounted to ¥6,126.1 billion, increasing by ¥183.6 billion from the end of the corresponding period of the previous fiscal year. This consists of ¥3,506.7 billion of Total Shareholders’ Equity, ¥1,040.2 billion of Total Valuation and Translation Adjustments, and ¥1,579.0 billion of Minority Interests.

As for asset accounts, Loans and Bills Discounted amounted to ¥67,927.4 billion, increasing by ¥2,470.9 billion, and Securities amounted to ¥34,070.3 billion, decreasing by ¥2,721.4 billion from the end of the corresponding period of the previous fiscal year. As for liability accounts, Deposits amounted to ¥74,986.2 billion, increasing by ¥2,827.8 billion from the end of the corresponding period of the previous fiscal year.

(3) Earnings Estimates

Considering increasing losses due to the dislocation in the global financial market stemming from the US subprime loan issues, and other factors, MHFG hereby revises its consolidated earnings estimates for fiscal 2007, which were announced on November 14, 2007, and estimates ordinary profits of ¥630.0 billion (a decrease of ¥200.0 billion from the November 2007 estimate) and net income of ¥480.0 billion (a decrease of ¥170.0 billion from the November 2007 estimate).

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend at the bottom of page 1-2 for a description of the factors that could affect our ability to meet these estimates.

1-3

Mizuho Financial Group, Inc.

OTHERS

1. Adoption of Simplified Accounting Methods

The consolidated balance sheet, the consolidated statement of income, and the consolidated statement of changes in net assets for the third quarter (excluding the notes other than for the segment information. Hereinafter referred to as “Quarterly consolidated financial statements.”) were prepared in conformity with the “Policy for Preparation of Quarterly Consolidated Financial Statements” which MHFG established pursuant to the provisions of the standards for preparation of the interim consolidated financial statements, etc., and the simplified accounting methods set out below to the extent that they do not materially mislead interested parties such as investors.

• Accounting for Reserves for Possible Losses on Loans

(Self-assessment of Assets)

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard.”

(Estimated rate of loss)

The amount of Reserves for Possible Losses on Loans is calculated by multiplying (a) the balance of claims extended to normal obligors, watch obligors, and intensive control obligors as of December 31, 2007, which was determined based on the above self-assessment, less the loans whose reserves were individually assessed and provided with, by (b) the estimated rate of loss of each obligor classification used in the financial statements for the first half of fiscal 2007.

2. Independent Accountant’s Review

The quarterly consolidated financial statements were prepared in accordance with the “Policy for Preparation of Quarterly Consolidated Financial Statements” described in 1 above and were reviewed by MHFG’s independent accountant, Ernst & Young ShinNihon.

3. Changes in Accounting Methods and Presentation of Consolidated Financial Statements since the Most Recent Fiscal Year

(1) The assessment standard and the assessment method of Securities

Net Unrealized Gains/ Losses on Other Securities, net of Taxes have been receiving greater focus because of the considerable change in the market circumstances these days, and the values of securities deemed as market prices such as those obtained from brokers and financial information vendors have been more available. Hence, taking into account the convergence of global accounting standards, if the values deemed as market prices could be obtained by the reasonable estimate, Other Securities formerly measured at acquisition cost as securities without fair values are measured at such values.

This change decreases Securities by ¥25,086 million, Net Unrealized Gains/ Losses on Other Securities, net of Taxes by ¥14,813 million, and Deferred Tax Liabilities by ¥7,498 million, and increases Other Debt Purchased by ¥131 million and Deferred Tax Assets by ¥2,642 million on the consolidated balance sheet.

(2) The method of depreciation

In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests decreased by ¥1,021 million compared with the corresponding amounts under the previously applied method.

As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥1,422 million compared with the corresponding amounts under the previously applied method.

(3) Reserve for Possible Losses on Sales of Loans

Reflecting the considerable changes in the market circumstances these days, Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

1-4

Mizuho Financial Group, Inc.

(4) Reserve for Frequent Users Services

Reserve for Frequent Users Services is provided to meet the future use of points of Mizuho Mileage Club at the amount deemed necessary based on the reasonable estimate of the future usage of points. While the Reserve was formerly included within Other Liabilities because of its limited materiality, it has been stated independently from this period due to its increased materiality with the increase in the number of members.

(5) Reserve for Reimbursement of Deposits

In accordance with “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserves defined under the Special Law and Reserve for Directors and Corporate Auditor Retirement Benefits” (The Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee report No.42, April 13, 2007) effective from the fiscal year 2007, MHFG has adopted the report from this period to recognize Reserve for Reimbursement of Deposits for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥8,520 million compared with the corresponding amounts under the previously applied method.

(6) Reserves under Special Laws

Reserve for Contingent Liabilities from Futures Transactions and Reserve for Contingent Liabilities from Securities Transactions, which were recognized under Article 81 of the Financial Futures Transaction Law and under Article 51 of the Securities and Exchange Law respectively, are stated as Reserve for Contingent Liabilities from Financial Instruments and Exchange from this period because of the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

(7) Others

 Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

Given that the “Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”(the Accounting Standards Board of Japan (“ASBJ”) Report No. 18, May 17, 2006) took effect preliminarily from the fiscal year beginning on or before March 31, 2008, MHFG adopted the new standards commencing with this period.

‚ Accounting Standards for Financial Instruments

The definitions of securities in “Accounting Standards for Financial Instruments” (ASBJ Statement No. 10) and in “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Laws and Regulations Committee Report No. 14) were partially revised on June 15, 2007 and on July 4, 2007 respectively, which is applicable from the fiscal year and the interim period ending on or after the enforcement date of the Financial Instruments and Exchange Law. MHFG has adopted the revised standards and guidelines commencing with this period.

ƒ Practical Guidelines for Tax Effects on Consolidated Financial Statements

As for the tax effects of sales of investments (such as subsidiaries’ stocks) within the Group, MHFG has adopted Paragraph 30-2 of “Practical Guidelines for Tax Effects on Consolidated Financial Statements” (JICPA Laws and Regulations Committee Report No. 6, March 29, 2007) from this period.

1-5

Mizuho Financial Group, Inc.

4. Subsequent events

Mizuho Capital Investment (JPY) 2 Limited, which is an overseas special purpose subsidiary and of which the voting rights are wholly owned by MHFG, issued Preferred Securities on January 11, 2008 as follows:

(1)	Type of Security : Japanese Yen denominated Non-cumulative Perpetual Preferred Securities (not convertible into MHFG’s common stock)

(2)	Aggregate Issued Amount : ¥274,500 million

(3)	Dividend Rate : 3.28% per annum (Fixed dividend rate until June 2018)

Floating dividend rate after June 2018 (with Step-up)

(4)	Payment Date : January 11, 2008

(5)	The increase in Minority Interests resulting from the issuance of preferred securities amounted to ¥274,500 million. Proceeds from the issuance were ultimately provided to the banking subsidiaries as perpetual subordinated loans and will be incorporated into “Tier 1 Capital,” which is used in calculating the “Capital Adequacy Ratio.”

1-6

Mizuho Financial Group, Inc.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2007	As of December 31, 2006	Change	(Reference) As of March 31, 2007
Assets
Cash and Due from Banks	¥3,712,949	¥3,546,570	¥166,378	¥3,993,362
Call Loans and Bills Purchased	622,433	507,340	115,093	302,336
Receivables under Resale Agreements	10,654,953	9,594,951	1,060,001	9,430,397
Guarantee Deposits Paid under Securities Borrowing Transactions	7,384,670	7,642,600	(257,929)	8,624,211
Other Debt Purchased	3,449,157	3,122,849	326,307	3,351,499
Trading Assets	13,724,443	11,156,490	2,567,953	10,414,573
Money Held in Trust	31,197	38,856	(7,659)	49,558
Securities	34,070,326	36,791,747	(2,721,421)	36,049,983
Loans and Bills Discounted	67,927,486	65,456,500	2,470,985	65,964,301
Foreign Exchange Assets	781,643	786,116	(4,473)	894,797
Other Assets	7,669,124	6,671,570	997,553	5,739,458
Tangible Fixed Assets	788,325	795,809	(7,483)	796,746
Intangible Fixed Assets	266,742	238,359	28,382	255,695
Deferred Debenture Charges	0	35	(34)	22
Deferred Tax Assets	446,230	383,864	62,365	389,024
Customers’ Liabilities for Acceptances and Guarantees	5,043,294	5,902,989	(859,695)	4,480,551
Reserves for Possible Losses on Loans	(825,027)	(782,117)	(42,909)	(856,314)
Reserve for Possible Losses on Investments	(81)	(1,035)	953	(174)

Total Assets	¥155,747,871	¥151,853,501	¥3,894,369	¥149,880,031

Liabilities
Deposits	¥74,986,266	¥72,158,380	¥2,827,886	¥74,803,064
Negotiable Certificates of Deposit	11,098,709	10,735,776	362,932	8,805,239
Debentures	3,513,133	5,132,545	(1,619,411)	4,723,806
Call Money and Bills Sold	6,910,603	6,442,078	468,524	6,924,136
Payables under Repurchase Agreements	13,625,574	14,604,142	(978,567)	12,821,752
Guarantee Deposits Received under Securities Lending Transactions	6,958,310	5,955,272	1,003,038	5,946,781
Commercial Paper	50,000	30,000	20,000	30,000
Trading Liabilities	7,599,287	8,735,740	(1,136,452)	8,297,301
Borrowed Money	5,896,505	4,493,530	1,402,974	4,563,438
Foreign Exchange Liabilities	291,395	229,266	62,129	339,817
Short-term Bonds	1,114,761	721,480	393,280	849,870
Bonds and Notes	3,783,360	3,083,879	699,480	3,237,525
Due to Trust Accounts	1,210,051	1,195,065	14,986	1,135,358
Other Liabilities	7,186,477	6,117,052	1,069,424	5,770,656
Reserve for Bonus Payments	22,083	16,558	5,524	40,972
Reserve for Employee Retirement Benefits	36,132	37,410	(1,278)	37,641
Reserve for Director and Corporate Auditor Retirement Benefits	6,390	—	6,390	6,484
Reserve for Possible Losses on Sales of Loans	28,163	—	28,163	—
Reserve for Contingencies	84,292	29,767	54,524	13,046
Reserve for Frequent Users Services	7,403	—	7,403	—
Reserve for Reimbursement of Deposits	8,520	—	8,520	—
Reserves under Special Laws	2,680	2,587	92	2,680
Deferred Tax Liabilities	52,751	174,019	(121,267)	218,224
Deferred Tax Liabilities for Revaluation Reserve for Land	105,584	113,434	(7,849)	107,272
Acceptances and Guarantees	5,043,294	5,902,989	(859,695)	4,480,551

Total Liabilities	149,621,735	145,910,979	3,710,756	143,155,622

Net Assets
Common Stock and Preferred Stock	1,540,965	1,540,965	—	1,540,965
Capital Surplus	411,093	411,110	(16)	411,110
Retained Earnings	1,557,230	1,390,313	166,916	1,440,310
Treasury Stock	(2,506)	(32,182)	29,675	(32,330)

Total Shareholders’ Equity	3,506,782	3,310,206	196,575	3,360,055

Net Unrealized Gains on Other Securities, net of Taxes	970,923	1,261,478	(290,554)	1,550,628
Net Deferred Hedge Losses, net of Taxes	(40,174)	(123,747)	83,573	(111,042)
Revaluation Reserve for Land, net of Taxes	148,181	159,609	(11,427)	150,616
Foreign Currency Translation Adjustments	(38,647)	(37,977)	(669)	(38,964)

Total Valuation and Translation Adjustments	1,040,283	1,259,362	(219,079)	1,551,237

Minority Interests	1,579,069	1,372,952	206,116	1,813,115

Total Net Assets	6,126,135	5,942,522	183,613	6,724,408

Total Liabilities and Net Assets	¥155,747,871	¥151,853,501	¥3,894,369	¥149,880,031

Note : Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the nine months ended December 31, 2007	For the nine months ended December 31, 2006	Change	(Reference) For the fiscal year ended March 31, 2007
Ordinary Income	¥3,428,422	¥2,861,519	¥566,903	¥4,099,654
Interest Income	2,267,035	1,822,624	444,410	2,562,642
Interest on Loans and Bills Discounted	1,163,683	950,156	213,527	1,302,102
Interest and Dividends on Securities	503,364	391,276	112,087	592,863
Fiduciary Income	47,263	47,971	(707)	66,958
Fee and Commission Income	428,653	465,760	(37,107)	658,899
Trading Income	150,992	174,199	(23,206)	265,802
Other Operating Income	176,452	197,283	(20,830)	270,945
Other Ordinary Income	358,024	153,679	204,345	274,405

Ordinary Expenses	2,937,433	2,118,432	819,001	3,351,484
Interest Expenses	1,488,030	1,037,068	450,961	1,472,378
Interest on Deposits	468,306	339,840	128,466	477,042
Interest on Debentures	18,597	26,437	(7,840)	34,083
Fee and Commission Expenses	83,960	87,987	(4,027)	107,775
Trading Expenses	112,396	3,685	108,710	4,258
Other Operating Expenses	94,698	83,521	11,176	123,438
General and Administrative Expenses	837,646	800,325	37,320	1,091,602
Other Ordinary Expenses	320,702	105,843	214,859	552,032

Ordinary Profits	490,989	743,087	(252,098)	748,170

Extraordinary Gains	36,774	121,070	(84,295)	248,411

Extraordinary Losses	21,579	19,034	2,544	21,682

Income before Income Taxes and Minority Interests	506,184	845,122	(338,938)	974,898
Income Taxes:
Current	25,137	30,529	(5,391)	43,267
Deferred	61,287	178,185	(116,897)	223,699

Minority Interests in Net Income	26,730	56,440	(29,709)	86,965

Net Income	¥393,028	¥579,967	¥(186,938)	¥620,965

Note : Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the nine months ended December 31, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408

Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	¥—	¥—	¥2,867	¥—	¥2,867	¥—	¥—	¥—	¥—	¥—	¥—	¥2,867

Changes during the period
Cash Dividends	—	—	(101,229)	—	(101,229)	—	—	—	—	—	—	(101,229)
Net Income	—	—	393,028	—	393,028	—	—	—	—	—	—	393,028
Repurchase of Treasury Stock	—	—	—	(150,422)	(150,422)	—	—	—	—	—	—	(150,422)
Disposition of Treasury Stock	—	8	—	60	69	—	—	—	—	—	—	69
Cancellation of Treasury Stock	—	(8)	(180,181)	180,189	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	2,434	—	2,434	—	—	—	—	—	—	2,434
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(16)	—	—	(16)	—	—	—	—	—	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	—	(0)	—	—	(0)	—	—	—	—	—	—	(0)
Increase in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	(3)	(3)	—	—	—	—	—	—	(3)
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(579,705)	70,868	(2,434)	317	(510,953)	(234,046)	(745,000)

Total Changes during the period	—	(16)	114,052	29,824	143,859	(579,705)	70,868	(2,434)	317	(510,953)	(234,046)	(601,140)

Balance as of December 31, 2007	¥1,540,965	¥411,093	¥1,557,230	¥(2,506)	¥3,506,782	¥970,923	¥(40,174)	¥148,181	¥(38,647)	¥1,040,283	¥1,579,069	¥6,126,135

Note : Amounts less than one million yen are rounded down.

For the nine months ended December 31, 2006

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends*	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses*	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	579,967	—	579,967	—	—	—	—	—	—	579,967
Repurchase of Treasury Stock	—	—	—	(604,169)	(604,169)	—	—	—	—	—	—	(604,169)
Disposition of Treasury Stock	—	27	—	37	64	—	—	—	—	—	—	64
Cancellation of Treasury Stock	—	(77)	(618,686)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	10,774	—	10,774	—	—	—	—	—	—	10,774
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(17,738)	(123,747)	(10,774)	10,085	(142,175)	13,829	(128,346)

Total Changes during the period	—	(50)	(107,830)	14,632	(93,248)	(17,738)	(123,747)	(10,774)	10,085	(142,175)	13,829	(221,594)

Balance as of December 31, 2006	¥1,540,965	¥411,110	¥1,390,313	¥(32,182)	¥3,310,206	¥1,261,478	¥(123,747)	¥159,609	¥(37,977)	¥1,259,362	¥1,372,952	¥5,942,522

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

Note : Amounts less than one million yen are rounded down.

1-9

Mizuho Financial Group, Inc.

(Reference) For the fiscal year ended March 31, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends*	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses*	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	620,965	—	620,965	—	—	—	—	—	—	620,965
Repurchase of Treasury Stock	—	—	—	(604,331)	(604,331)	—	—	—	—	—	—	(604,331)
Disposition of Treasury Stock	—	32	—	50	83	—	—	—	—	—	—	83
Cancellation of Treasury Stock	—	(83)	(618,680)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	19,768	—	19,768	—	—	—	—	—	—	19,768
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	271,411	(111,042)	(19,768)	9,098	149,698	453,992	603,691

Total Changes during the period	—	(50)	(57,832)	14,483	(43,399)	271,411	(111,042)	(19,768)	9,098	149,698	453,992	560,292

Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

Note : Amounts less than one million yen are rounded down.

1-10

Mizuho Financial Group, Inc.

SUMMARY OF SEGMENT INFORMATION

<Segment Information by Type of Business>

For the nine months ended December 31, 2007

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,859,706	466,684	102,032	3,428,422	—	3,428,422
(2) Inter-segment Ordinary Income	30,700	76,737	90,277	197,715	(197,715)	—

Total	2,890,406	543,421	192,310	3,626,138	(197,715)	3,428,422

Ordinary Expenses	2,227,721	729,598	170,399	3,127,719	(190,285)	2,937,433

Ordinary Profits	662,684	(186,176)	21,910	498,419	(7,430)	490,989

For the nine months ended December 31, 2006
	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,258,650	485,382	117,486	2,861,519	—	2,861,519
(2) Inter-segment Ordinary Income	26,190	53,983	83,913	164,087	(164,087)	—

Total	2,284,841	539,366	201,399	3,025,607	(164,087)	2,861,519

Ordinary Expenses	1,636,473	460,410	177,985	2,274,868	(156,436)	2,118,432

Ordinary Profits	648,368	78,955	23,414	750,738	(7,651)	743,087

(Reference) For the fiscal year ended March 31, 2007
	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	3,236,020	688,225	175,408	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,728	77,954	125,328	237,011	(237,011)	—

Total	3,269,748	766,180	300,736	4,336,666	(237,011)	4,099,654

Ordinary Expenses	2,672,194	646,254	263,359	3,581,808	(230,323)	3,351,484

Ordinary Profits	597,554	119,925	37,377	754,857	(6,687)	748,170

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business
(2) Securities Business: securities business
(3) Other: investment advisory business and other

1-11

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2007

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc.(“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

•SUMMARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2007			Pages

2- 1

•FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2007	See above Notes		Pages

1. Income Analysis	CON	NON	3- 1

2. Unrealized Gains/Losses on Securities	CON	NON	3- 3

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3- 5

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3- 6

5. Status of Deposits and Loans	NON		3- 8

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the Third Quarter of Fiscal 2007

I. Summary of Income Analysis

➢	Consolidated Net Business Profits (Apr. 1-Dec. 31, 2007)

•	Consolidated Net Business Profits for the nine months ended December 31, 2007 significantly decreased to JPY 432.9 billion on a year-on-year basis.

•

Net Business Profits (JPY 599.6 billion) of 3 Banks for the same period increased by JPY 21.9 billion on a year-on-year basis, maintaining an upward trend. It was because income from Customer Groups, particularly net interest income from deposit and loan business, virtually increased, and market-related income was also strong.

•

Meanwhile, Mizuho Securities recorded a significant decline of its profitability (a decrease of JPY 254.6 billion in Consolidated Ordinary Profits on a year-on-year basis), as it suffered from the dislocation in the global financial market stemming from the US subprime loan issues.

➢	Consolidated Net Income (Apr. 1-Dec. 31, 2007)

•

Consolidated Net Income for the nine months ended December 31, 2007 decreased to JPY 393.0 billion by JPY 186.9 billion on a year-on-year basis. This was because, together with the aforementioned factors, Credit-related Costs in this period reverted from a net reversal in the corresponding period of the previous fiscal year to a net provision.

•	Credit-related Costs increased on a year-on-year basis as Mizuho Bank conducted a review of obligors, especially for those with lower credit ratings, amid uncertainty over the future of the economy.

(Reference) Credit Costs Ratio *1 (excluding the impact of the dislocation in the financial market): approx. 16bps (3 Banks)

*1:	Credit Costs Ratio = Annualized Credit-related Costs / Total claims under the Financial Reconstruction Law as of December 31, 2007

(Consolidated)

	3Q of FY2007 (Apr. 1 - Dec. 31, 2007)
		Change from 3Q of FY2006
(JPY Bn)
Consolidated Gross Profits	1,291.3	-204.2
Consolidated Net Business Profits *2	432.9	-235.0
Credit-related Costs	-107.7	-164.7
Net Gains related to Stocks *3	282.1	170.8
Ordinary Profits	490.9	-252.0
Net Income	393.0	-186.9

*2:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments
*3:	Gains of JPY 19.8 billion on sale of stocks associated with credit and alternative investments, which we made as part of our efforts to diversify sources of market-related income, were recorded as Net Gains related to Stocks

(Reference) 3 Banks

	3Q of FY2007 (Apr. 1 - Dec. 31, 2007)
		Change from 3Q of FY2006
(JPY Bn)
Gross Profits	1,240.1	30.6
G&A Expenses (excluding Non-Recurring Losses)	-640.5	-8.7
Net Business Profits	599.6	21.9
Credit-related Costs	-115.3	-163.0
Net Gains related to Stocks	267.3	167.4
Ordinary Profits	571.4	9.7
Net Income	548.3	17.2

•

The total impact of the dislocation in the global financial market stemming from the US subprime loan issues on our consolidated P&L was a loss of approximately JPY 345.0 billion for the nine-month period from April to December 2007 (an increased loss of approximately JPY 170.0 billion from the November 2007 estimate).

[Breakdown of the P&L impact of JPY 345.0 billion (including overseas subsidiaries)]

3 Banks

-	Losses on sale of securitization products, etc.: approx. JPY -14.0 Bn

-	Credit-related Costs associated with SIVs: approx. JPY -23.0 Bn

-	Reserve for Contingencies associated with ABCP programs: approx. JPY -70.0 Bn

-	Reserve for Possible Losses on Sales of Loans: approx. JPY -28.0 Bn

-	Profits from hedging by CDS: approx. JPY 18.0 Bn

Mizuho Securities

-	Trading losses on securitization products: approx. JPY -178.0 Bn

(of which foreign currency denominated: approx. JPY -170.0 Bn)

-	Allowance associated with US financial guarantors (monolines): approx. JPY -49.0 Bn

(Consolidated)

	3Q of FY2007 (Apr. 1 - Dec. 31, 2007)
		Change from 3Q of FY2006
EPS *4 (JPY)	31,154	-14,488
ROE *5	11.0%	-5.3%

*4:	Fully diluted EPS: Diluted Net Income for the 3Q per Share of Common Stock* [*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]
*5:	Return on Equity = Annualized Net Income**/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <beginning>*** + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <period-end>} /2 ]X 100
[** Net Income for the 3Q of FY2007 (Apr.1 - Dec.31, 2007) X 365 / 275]
[*** Figures for Apr.1, 2006 calculated using former “Total Shareholders’ Equity” data]

2-1

II. Steady Enhancement of the Group’s Comprehensive Profitability

➢	Net Interest Income

•	The average loan balance for the three-month period from October to December 2007 continued to increase mainly driven by expansion of overseas lending.

•	In addition, the domestic loan-and-deposit rate margin for the same period steadily improved by 0.02% compared with the second quarter of fiscal 2007.

•

Although Consolidated Net Interest Income for the nine-month period from April to December 2007 slightly decreased on a year-on-year basis, Net Interest Income of the 3 Banks increased backed by the aforementioned improvement in the domestic loan-and-deposit rate margin.

*1:	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc.

*2:	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government

➢	Non-Interest Income

•

Net Fee and Commission Income of the 3 Banks for the nine-month period from April to December 2007 decreased to JPY 251.8 billion by JPY 22.3 billion compared with the corresponding period of the previous fiscal year.

•

As for our business with individual customers, fee income related to the sales of investment trusts and individual annuities for the three-month period from October to December 2007 decreased on a year-on-year basis.

•

As for our business with corporate customers, fee and commission income from solution-related business, foreign exchange business, and others decreased, against the backdrop of intensified competition among banks and other factors.

2-2

III. Financial Soundness

➢	We maintain our financial soundness at a high level.

	December 31, 2007
		Change from September 30, 2007
(JPY Bn)
Net Deferred Tax Assets (DTAs) (Consolidated)	393.4	82.1
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,338.1	69.3
NPL Ratio	1.73%	0.04%
Unrealized Gains on Other Securities * (Consolidated)	1,517.6	-346.5

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

➢	The total balance of securitization products and its breakdown as of December 31, 2007 are shown on the table below.

Please refer to the attached, the summary of the impact of the dislocation in the global financial market on our foreign currency denominated exposures.

[The group in total]

[balances on managerial accounting and fair value basis]	December 31, 2007
Securitization Products	JPY 5.1 Tn (JPY 0.6 Tn)	*
Foreign currency denominated	JPY 1.4 Tn (JPY 0.4 Tn)
RMBS / CDO	JPY 0.8 Tn (JPY 0.3 Tn)

*	Figures in brackets are the balances of all the trading accounts of Mizuho Securities, including its overseas subsidiaries

➢	We will announce our Capital Adequacy Ratio as of December 31, 2007 at a later date.

IV. Disciplined Capital Management

➢	Issuance of “Non-Dilutive” Preferred Securities

•

In January 2008, we issued JPY 274.5 billion of preferred debt securities through an overseas special purpose subsidiary so as to increase the group’s Tier 1 capital to secure the agility and to improve the flexibility of our future capital strategy.

[Reference] Breakdown of Earnings by Business Segment

(3 Banks)	3Q FY2007 (Apr.1 - Dec.31, 2007)		Change from 3Q FY2006 after adjusting the effects of the establishment of a banking subsidiary in China and other factors
		Change from 3Q FY2006
(JPY Bn)
Gross Profits	1,057.5	- 3.3	(4.7)
G&A Expenses	- 505.7	2.6	( -1.8)
Customer Groups	551.8	- 0.7	(2.9)
Gross Profits	182.4	33.7
G&A Expenses	- 134.6	- 11.2
Trading & Others	47.8	22.5
Gross Profits	1,240.1	30.6
G&A Expenses	- 640.5	- 8.7
Net Business Profits	599.6	21.9

(Note) The figures on the above table are shown for reference purposes, based on the internal management data, in line with the management accounting rules for FY2007, and by each business segment

2-3

Earnings Estimates for Fiscal 2007

We hereby revise our consolidated earnings estimates for fiscal 2007, which we announced on November 14, 2007, as follows.

(Figures below are on a consolidated basis)

➢

We estimate Consolidated Net Business Profits for fiscal 2007 to be JPY 620.0 billion, a decrease of JPY 371.6 billion on a year-on-year basis (a decrease of JPY 220.0 billion from the November 2007 estimate).

This is because, as described earlier, the impact of the global financial market dislocation stemming from the US subprime loan issues during the third quarter (from October to December 2007) has become even larger (an increased loss of approximately JPY 170.0 billion) than the estimate as of November 2007. In addition, reflecting a further decline in prices of securitization products and other factors since the end of December 2007, we estimate additional losses (approximately JPY 50.0 billion) at Mizuho Securities in the fourth quarter.

Meanwhile, income from banking subsidiaries, including that from Customer Groups, is estimated to continue to show a steady performance.

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring
Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

➢	We estimate Credit-related Costs and Net Gains related to Stocks to be JPY -120.0 billion and JPY 310.0 billion respectively, taking into account the circumstances in the third quarter.

➢

Based on the above, we estimate Consolidated Net Income to be JPY 480.0 billion, a decrease of JPY 140.9 billion on a year-on-year basis (a decrease of JPY 170.0 billion from the November 2007 estimate).

➢

Meanwhile, we plan to increase cash dividends per share of common stock for the fiscal year ending March 31, 2008 to JPY 10,000 (a JPY 3,000 increase from that for the previous fiscal year), unchanged from the level estimated as of November 2007, and make dividend payments on preferred stock as prescribed.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from US subprime mortgage loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SECfs web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank, and figures before October 1, 2005 are the aggregate figures for the above three banks and their financial subsidiaries for corporate revitalization

2-4

Attachment

[Reference] Summary of the impact of the dislocation in the global financial market on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

Breakdown of foreign currency denominated securitization products

(JPY Bn, round figures)

		Balances as of Dec. 31, 2007	Unrealized Gains/Losses	Price Declining Ratios
		a	b	=b/(a-b)
	3 Banks (including overseas subsidiaries) = Banking account	(Fair Value)	(Dec. 31, 2007)	(Dec. 31, 2007)
1	Foreign currency denominated securitization products *1	1,090	-65	-6%
2	ABSCDOs	130	-14	-10%
3	CDOs backed by RMBS	-	-	-
4	CDOs except above	130	-14	-10%
5	CDOs backed by CMBS	-	-	-
6	RMBS	350	-29	-8%
7	RMBS with underlying assets in US	-	-	-
8	RMBS except above (RMBS with underlying assets mainly in UK and Europe)	350	-29	-8%
9	ABS, CLOs and others	610	-21	-3%
10	CMBS	90	-4	-4%

		Balances as of Dec. 31, 2007	Realized Gains/Losses	Mark Down Ratios
		a	b	=b/(a-b)

	Mizuho Securities (including overseas subsidiaries) = Trading account	(Fair Value)	(Total for 9 months) Apr. 2007-Dec. 2007	(Total for 9 months) Apr. 2007-Dec. 2007
11	Foreign currency denominated securitization products *2	470	-220	32%
12	ABSCDOs*2	280	-133	-33%
13	CDOs backed by RMBS*2,3	160	-127	-44%
14	Hedged by CDS with a non-investment grade financial guarantor*2	30	-44	-60%
15	CDOs except above*2	110	-6	-5%
16	CDOs backed by CMBS	0	-0	-3%
17	Hedged by CDS with a non-investment grade financial guarantor*2	80	-6	-7%
18	RMBS	180	-85	-33%
19	RMBS backed by US subprime mortgage loans	30	-28	-48%
20	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	150	-58	-28%
21	ABS, CLOs and others	20	-1	-7%
22	CMBS	10	-1	-8%

*1:	All the US subprime mortgage loan related securitization products held by the banking subsidiaries were sold during 3Q of FY2007
*2:	CDO exposures hedged by CDS with a non-investment grade US financial guarantor (monoline), net of allowances, are listed in line 14 and 17 and shown as gross exposures
*3:	The proportion of US subprime mortgage related assets to the total underlying assets was approximately 10%

2-5

Other relevant information (December 31, 2007)

➢	ABCP program related

•

With respect to a liquidity facility for an overseas ABCP program sponsored by Mizuho Corporate Bank, approximately JPY 70.0 billion of Reserve for Contingencies was recorded for the equivalent amount of entire valuation losses on approximately JPY 150.0 billion CDO*4, which was included as underlying asset in the program.

*4:	A part of underlying assets of the CDO included US subprime mortgage loan related exposures

➢	Transactions with US financial guarantors (monolines) related to securitization products

•

With respect to Mizuho Securities, the notional amount of credit default swaps (CDS) referred to securitization products, which were contracted with US financial guarantors (monolines) and provided Mizuho Securities with protections for such exposures, was approximately JPY 250.0 billion. Of which, approximately JPY 70.0 billion was referred to a CDO, which included US subprime related exposures in its underlying assets. The remaining amount (JPY 180.0 billion) was referred to CDOs and others mainly backed by claims against corporations.

     With respect to CDS protections purchased from a financial guarantor with non-investment grade ratings (the notional amount of approximately JPY 160.0 billion including the protection against the aforementioned US subprime related CDO of approximately JPY 70.0 billion), approximately JPY 49.0 billion*5 of allowance was recorded for the entire amount of NPV, or the estimated amount to be claimed at the settlement of the CDS.

*5:	Included in realized losses shown on the table of the previous page (line 14 and 17)

     Other than that CDS, we also purchased CDS protections (the notional amount of approximately JPY 90.0 billion with approximately JPY 6.0 billion NPV) from a financial guarantor with an investment grade rating (external rating of AAA (stable) as of January 25).

•

With respect to Mizuho Corporate Bank, the outstanding balance of securitization products guaranteed by monolines was approximately JPY 40.0 billion, all of which were ABS backed by auto lease receivables and others as underlying assets and purchased and held by overseas ABCP programs sponsored by the bank.

➢	Investments and loans associated with SIVs

•

Approximately JPY 12.0 billion of reserve was recorded for approximately JPY 13.0 billion of investments and loans associated with SIVs at the banking subsidiaries after a write-off. (The aggregate amount of Credit-related Costs was approximately JPY 23.0 billion, including approximately JPY 11.0 billion of the write-off in the first half of FY2007).

➢	Loans held for sale

•

Approximately JPY 28.0 billion of Reserve for Possible Losses on Sales of Loans was recorded for approximately JPY 990.0 billion of the outstanding balance of loans held for sale associated with overseas LBO and other transactions (Reserve ratio: 2.8%).

2-6

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2007

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2007 (A)	Change (A) - (B)	Third Quarter of Fiscal 2006 (B)	(Reference) Fiscal 2006
Consolidated Gross Profits	1	1,291.3	(204.2)	1,495.5	2,117.3
Net Interest Income	2	779.0	(6.5)	785.5	1,090.2
Fiduciary Income	3	47.2	(0.7)	47.9	66.9
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	344.6	(33.0)	377.7	551.1
Net Trading Income	6	38.5	(131.9)	170.5	261.5
Net Other Operating Income	7	81.7	(32.0)	113.7	147.5
General and Administrative Expenses	8	(837.6)	(37.3)	(800.3)	(1,091.6)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(133.6)	(89.2)	(44.4)	(142.6)
Net Gains (Losses) related to Stocks	10	282.1	170.8	111.2	(109.5)
Equity in Income from Investments in Affiliates	11	8.4	1.6	6.7	9.3
Other	12	(119.5)	(93.8)	(25.7)	(34.7)

Ordinary Profits	13	490.9	(252.0)	743.0	748.1
Net Extraordinary Gains (Losses)	14	15.1	(86.8)	102.0	226.7
Reversal of Reserves for Possible Losses on Loans, etc.	15	25.9	(75.5)	101.4	102.4
Reversal of Reserve for Possible Losses on Investments	16	—	—	—	0.1

Income before Income Taxes and Minority Interests	17	506.1	(338.9)	845.1	974.8
Income Taxes	18	(86.4)	122.2	(208.7)	(266.9)
Minority Interests in Net Income	19	(26.7)	29.7	(56.4)	(86.9)

Net Income	20	393.0	(186.9)	579.9	620.9

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(107.7)	(164.7)	56.9	(40.1)
_____________

*  Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15]

                                                  + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	432.9	(235.0)	667.9	991.6
_____________

*  Consolidated Net Business Profits[22] = Consolidated Gross Profits[1] - General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	139	6	133	133
Number of affiliates under the equity method	24	21	2	19	19

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2007						Third Quarter of Fiscal 2006 (B)	(Reference) Fiscal 2006
		MHBK	MHCB	MHTB	Aggregated Figures (A)	Change (A) - (B)
Gross Profits	1	686.9	430.6	122.5	1,240.1	30.6	1,209.4	1,700.2
Net Interest Income	2	449.0	203.2	39.2	691.5	2.9	688.6	952.5
Fiduciary Income	3			46.2	46.2	(1.0)	47.2	66.1
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income	5	134.2	89.3	28.2	251.8	(22.3)	274.2	400.8
Net Trading Income	6	42.5	127.2	0.7	170.5	87.7	82.7	129.4
Net Other Operating Income	7	61.1	10.7	7.9	79.9	(36.6)	116.5	151.3
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(394.2)	(181.1)	(65.0)	(640.5)	(8.7)	(631.7)	(855.7)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	9	292.6	249.4	57.4	599.6	21.9	577.6	844.5
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	(24.4)	—	—	(24.4)	8.2	(32.6)	(17.3)

Net Business Profits	11	268.2	249.4	57.4	575.1	30.1	545.0	827.2
Net Gains (Losses) related to Bonds	12	10.1	58.5	8.3	76.9	43.0	33.9	25.5
Net Non-Recurring Gains (Losses)	13	(90.4)	88.9	(2.2)	(3.7)	(20.3)	16.6	(254.7)
Net Gains (Losses) related to Stocks	14	66.2	199.8	1.2	267.3	167.4	99.9	(115.3)
Expenses related to Portfolio Problems	15	(128.1)	(14.9)	(0.6)	(143.7)	(80.6)	(63.1)	(111.1)
Other	16	(28.5)	(95.8)	(2.9)	(127.3)	(107.1)	(20.1)	(28.2)

Ordinary Profits	17	177.7	338.4	55.1	571.4	9.7	561.6	572.4
Net Extraordinary Gains (Losses)	18	14.9	18.6	22.6	56.3	(88.4)	144.7	235.8
Reversal of Reserves for Possible Losses on Loans, etc.	19	12.9	18.4	21.4	52.7	(90.6)	143.4	105.1
Reversal of Reserve for Possible Losses on Investments	20	—	—	—	—	—	—	0.1

Income before Income Taxes	21	192.7	357.1	77.8	627.7	(78.6)	706.4	808.3
Income Taxes	22	(8.7)	(60.6)	(9.9)	(79.4)	95.9	(175.3)	(210.1)

Net Income	23	184.0	296.4	67.8	548.3	17.2	531.0	598.2

_______________
* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(139.6)	3.4	20.7	(115.3)	(163.0)	47.7	(23.3)
_______________
*	Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for
Possible	Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19]

                                                 + Credit Costs for Trust Accounts [4]

3-2

Mizuho Financial Group, Inc.

2. Unrealized Gains/Losses on Securities

CONSOLIDATED

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2007				As of December 31, 2006				(Reference) As of September 30, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	32,895.9	1,539.8	2,022.3	482.5	31,317.5	2,153.2	2,554.7	401.4	34,844.2	1,878.3	2,359.2	480.9
Japanese Stocks	4,985.9	1,796.0	1,926.3	130.3	5,488.1	2,434.0	2,482.9	48.8	5,426.3	2,183.9	2,292.2	108.3
Japanese Bonds	16,120.1	(86.1)	15.1	101.2	16,362.4	(183.8)	2.8	186.6	17,371.1	(141.3)	5.0	146.3
Other	11,789.7	(170.0)	80.8	250.9	9,466.9	(96.9)	68.9	165.9	12,046.6	(164.2)	61.9	226.2

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥22.1billion, ¥(8.3) billion and ¥14.0 billion, which were recognized in the statement of income for the Third quarter of Fiscal 2007 and 2006, and for the period ended September 30, 2007, respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of December 31, 2007				As of December 31, 2006				(Reference) As of September 30, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	892.0	0.9	1.2	0.3	1,339.9	(10.5)	—	10.5	895.5	(3.2)	—	3.2

Non-Consolidated

Aggregated Figures of the 3 Banks

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2007				As of December 31, 2006				(Reference) As of September 30, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	14,090.7	196.3	340.5	144.2	12,003.8	332.0	445.9	113.8	16,031.8	246.0	399.5	153.4
Japanese Stocks	1,154.2	247.6	315.6	68.0	1,162.4	404.7	425.5	20.7	1,232.1	327.7	384.6	56.8
Japanese Bonds	9,263.1	(40.6)	6.3	46.9	10,072.6	(84.4)	1.8	86.2	11,263.4	(64.3)	2.8	67.2
Other	3,673.2	(10.6)	18.5	29.1	768.8	11.7	18.4	6.7	3,536.2	(17.3)	12.0	29.3
MHCB
Other Securities	16,548.0	1,123.4	1,440.2	316.8	17,094.3	1,566.8	1,820.3	253.5	16,220.6	1,400.7	1,696.4	295.6
Japanese Stocks	3,429.0	1,305.7	1,369.4	63.7	3,872.4	1,742.3	1,770.3	28.0	3,781.4	1,595.1	1,646.2	51.1
Japanese Bonds	5,680.8	(26.7)	7.7	34.4	5,086.7	(71.0)	0.8	71.8	4,730.1	(51.0)	2.0	53.0
Other	7,438.1	(155.5)	63.0	218.6	8,135.1	(104.5)	49.1	153.6	7,708.9	(143.3)	48.1	191.4
MHTB
Other Securities	1,669.5	139.6	164.8	25.1	1,642.5	175.8	210.1	34.2	1,996.2	147.4	180.2	32.7
Japanese Stocks	348.5	158.3	161.4	3.1	400.2	207.1	208.1	1.0	367.0	176.6	178.8	2.1
Japanese Bonds	911.3	(18.9)	0.9	19.8	1,020.9	(28.1)	0.0	28.1	1,182.5	(25.8)	0.1	25.9
Other	409.7	0.2	2.4	2.1	221.3	(3.1)	1.9	5.0	446.6	(3.3)	1.2	4.6
Total
Other Securities	32,308.3	1,459.4	1,945.6	486.2	30,740.7	2,074.7	2,476.4	401.6	34,248.6	1,794.3	2,276.2	481.9
Japanese Stocks	4,931.7	1,711.6	1,846.5	134.9	5,435.1	2,354.2	2,404.1	49.8	5,380.6	2,099.5	2,209.7	110.2
Japanese Bonds	15,855.4	(86.2)	14.9	101.2	16,180.3	(183.5)	2.8	186.3	17,176.1	(141.1)	5.0	146.2
Other	11,521.1	(165.9)	84.0	249.9	9,125.3	(95.9)	69.5	165.4	11,691.8	(164.0)	61.4	225.4

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.

*	Unrealized Gains/Losses include ¥22.1 billion, ¥(8.3) billion and ¥14.0 billion, which were recognized as Income/Losses for the Third quarter of Fiscal 2007 and 2006, and for the period ended September 30, 2007, respectively, by applying the fair-value hedge method.

3-3

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of December 31, 2007				As of December 31, 2006				(Reference) As of September 30, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	892.0	0.9	1.2	0.3	1,339.9	(10.5)	—	10.5	895.5	(3.2)	—	3.2
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	892.0	0.9	1.2	0.3	1,339.9	(10.5)	—	10.5	895.5	(3.2)	—	3.2

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2007				As of December 31, 2006				(Reference) As of September 30, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	26.8	26.8	—	67.0	55.4	55.4	—	67.0	32.4	32.4	—
MHCB	29.9	29.7	29.7	—	11.6	26.6	26.6	—	11.6	30.3	30.3	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	118.2	56.6	56.6	—	78.7	82.0	82.0	—	78.7	62.8	62.8	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized as Income/Losses by applying the fair-value hedge method. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2007			As of December 31, 2006	(Reference) As of September 30, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from December 31, 2006	(Reference) Change from September 30, 2007
Other Securities	1,517.6	(643.9)	(346.5)	2,161.6	1,864.2
Japanese Stocks	1,796.0	(638.0)	(387.8)	2,434.0	2,183.9
Japanese Bonds	(118.9)	68.9	51.0	(187.8)	(169.9)
Other	(159.4)	(74.9)	(9.7)	(84.5)	(149.7)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2007			As of December 31, 2006	(Reference) As of September 30, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from December 31, 2006	(Reference) Change from September 30, 2007
Other Securities	1,437.2	(645.9)	(342.9)	2,083.1	1,780.2
Japanese Stocks	1,711.6	(642.6)	(387.9)	2,354.2	2,099.5
Japanese Bonds	(119.0)	68.5	50.8	(187.5)	(169.8)
Other	(155.3)	(71.8)	(5.8)	(83.4)	(149.4)

3-4

Mizuho Financial Group, Inc.

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2007			As of December 31, 2006			(Reference) As of September 30, 2007
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	83.6	142.8	(59.2)	104.2	216.7	(112.4)	82.0	169.7	(87.6)
MHCB	498.4	518.0	(19.5)	396.8	517.8	(120.9)	431.0	511.6	(80.6)
MHTB	49.8	46.2	3.5	52.6	52.3	0.3	48.3	47.8	0.5

Total	631.8	707.1	(75.2)	553.7	786.8	(233.1)	561.4	729.1	(167.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-5

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2007 (A)	Change (A) - (B)	(Reference) Change (A) - (C)	As of December 31, 2006 (B)	(Reference) As of September 30, 2007 (C)
Consolidated

Claims against Bankrupt and Substantially Bankrupt Obligors	155.2	3.6	8.6	151.5	146.5
Claims with Collection Risk	582.1	201.4	(18.7)	380.7	600.8
Claims for Special Attention	597.3	37.8	76.2	559.4	521.0

Total	1,334.6	242.9	66.2	1,091.7	1,268.4

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	0.0	0.0	—	—
Claims with Collection Risk	6.4	(1.2)	(0.8)	7.7	7.3
Claims for Special Attention	—	(0.1)	—	0.1	—

Total	6.4	(1.3)	(0.8)	7.8	7.3

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	155.2	3.6	8.6	151.5	146.5
Claims with Collection Risk	588.6	200.1	(19.5)	388.4	608.2
Claims for Special Attention	597.3	37.7	76.2	559.5	521.0

Total	1,341.1	241.6	65.3	1,099.5	1,275.7

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-6

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2007 (A)	Change (A) - (B)	(Reference) Change (A) - (C)	As of December 31, 2006 (B)	(Reference) As of September 30, 2007 (C)
MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	121.9	11.8	8.1	110.1	113.8
Claims with Collection Risk	343.0	80.4	(20.3)	262.6	363.3
Claims for Special Attention	308.4	41.3	75.9	267.0	232.4
Sub-total [1]	773.4	133.6	63.7	639.8	709.6
NPL ratio [1]/[2]	2.08%	0.36%	0.14%	1.71%	1.94%
Normal Claims	36,311.5	(247.4)	466.0	36,558.9	35,845.4

Total [2]	37,084.9	(113.7)	529.8	37,198.7	36,555.1

MHCB

Claims against Bankrupt and Substantially Bankrupt Obligors	17.5	(1.6)	0.2	19.2	17.2
Claims with Collection Risk	225.4	149.0	6.1	76.4	219.3
Claims for Special Attention	237.9	11.2	3.1	226.6	234.7
Sub-total [3]	480.9	158.6	9.5	322.3	471.3
NPL ratio [3]/[4]	1.31%	0.36%	(0.03)%	0.95%	1.35%
Normal Claims	35,969.1	2,430.2	1,700.4	33,538.8	34,268.7

Total [4]	36,450.0	2,588.9	1,709.9	33,861.1	34,740.0

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	29.2	25.0	(0.6)	4.2	29.9
Claims with Collection Risk	7.5	(26.9)	(1.3)	34.4	8.8
Claims for Special Attention	40.4	(23.8)	(1.1)	64.3	41.5
Sub-total [5]	77.2	(25.7)	(3.1)	103.0	80.3
NPL ratio [5]/[6]	2.16%	(0.59)%	(0.06)%	2.75%	2.22%
Normal Claims	3,498.2	(133.5)	(39.4)	3,631.8	3,537.7

Total [6]	3,575.4	(159.3)	(42.6)	3,734.8	3,618.1

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	0.0	0.0	—	—
Claims with Collection Risk	6.4	(1.2)	(0.8)	7.7	7.3
Claims for Special Attention	—	(0.1)	—	0.1	—
Sub-total [7]	6.4	(1.3)	(0.8)	7.8	7.3
NPL ratio [7]/[8]	14.94%	1.41%	(0.93)%	13.52%	15.87%
Normal Claims	36.8	(13.2)	(1.9)	50.0	38.7

Total [8]	43.2	(14.5)	(2.7)	57.8	46.0

Total (Banking Account + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	168.8	35.1	7.7	133.6	161.0
Claims with Collection Risk	582.5	201.2	(16.4)	381.2	598.9
Claims for Special Attention	586.7	28.6	77.9	558.0	508.7
Sub-total [9]	1,338.1	265.1	69.3	1,072.9	1,268.7
NPL ratio [9]/[10]	1.73%	0.30%	0.04%	1.43%	1.69%
Normal Claims	75,815.6	2,036.0	2,125.0	73,779.6	73,690.6

Total [10]	77,153.8	2,301.2	2,194.3	74,852.6	74,959.4

Note: 1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2.	NPL : Non-Performing Loans

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Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2007 (A)	Change (A)-(B)	As of December 31, 2006 (B)	(Reference) As of September 30, 2007
MHBK	53,032.9	1,774.1	51,258.8	52,012.0
MHCB	19,553.0	937.8	18,615.2	19,179.8
MHTB	2,908.4	61.2	2,847.2	2,985.2

Total	75,494.5	2,773.2	72,721.2	74,177.1

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2007 (A)	Change (A)-(B)	As of December 31, 2006 (B)	(Reference) As of September 30, 2007
MHBK	52,945.1	1,652.4	51,292.7	51,961.0
Individual deposits	32,264.8	1,486.9	30,777.8	31,279.7
MHCB	9,232.5	(277.3)	9,509.9	9,508.2
Individual deposits	6.8	(2.9)	9.8	5.3
MHTB	2,907.3	72.8	2,834.4	2,975.7
Individual deposits	1,831.8	(48.2)	1,880.0	1,832.8

Total	65,085.1	1,448.0	63,637.1	64,445.0
Individual deposits	34,103.5	1,435.7	32,667.8	33,118.0

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2007 (A)	Change (A)-(B)	As of December 31, 2006 (B)	(Reference) As of September 30, 2007
MHBK	34,022.2	93.7	33,928.5	33,519.5
MHCB	30,552.0	1,792.3	28,759.6	29,095.8
MHTB	3,454.6	(150.8)	3,605.5	3,502.8

Total	68,028.9	1,735.3	66,293.6	66,118.2

Note: Loans to MHFG are included as follows:

As of December 31, 2007 : ¥1,000,0 billion (from MHBK ¥435.0 billion; from MHCB ¥565.0 billion)

As of December 31, 2006 : ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

As of September 30, 2007 : ¥1,130.0 billion (from MHBK ¥565.0 billion; from MHCB ¥565.0 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		Third Quarter of Fiscal 2007 (For the nine months)	Change (A)-(B)	Third Quarter of Fiscal 2006 (For the nine months)	(Reference) Fiscal 2006
		(A)		(B)
MHBK
Return on Loans and Bills Discounted	1	1.85	0.26	1.59	1.62
Cost of Deposits and Debentures	2	0.25	0.16	0.08	0.10
Loan and Deposit Rate Margin [1]-[2]	3	1.60	0.09	1.50	1.51
MHCB
Return on Loans and Bills Discounted	4	1.30	0.32	0.98	1.02
Cost of Deposits and Debentures	5	0.49	0.20	0.29	0.32
Loan and Deposit Rate Margin [4]-[5]	6	0.80	0.11	0.68	0.70
Total
Return on Loans and Bills Discounted	7	1.65	0.29	1.36	1.40
Cost of Deposits and Debentures	8	0.30	0.17	0.13	0.16
Loan and Deposit Rate Margin [7]-[8]	9	1.34	0.12	1.22	1.24

Note: 1.    Return on Loans and Bills Discounted excludes loans to MHFG.

          2.    Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government and others

Total
Return on Loans and Bills Discounted	10	1.76	0.29	1.46	1.50
Loan and Deposit Rate Margin [10]-[8]	11	1.45	0.12	1.32	1.34

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